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Exhibit 12

SIMON PROPERTY GROUP, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Pre-tax income from continuing operations	$382,042	$603,141	$663,283	$741,097	$486,532
Add:
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	(22,914)	(29,093)	(9,061)	45,313	49,939
Distributed income from less than 50% owned unconsolidated entities	60,877	61,482	51,594	53,000	66,165
Amortization of capitalized interest	4,367	4,927	2,462	5,027	2,772
Fixed Charges	1,247,543	1,254,111	1,196,718	958,818	904,324
Less:
Income from unconsolidated entities	(40,220)	(32,246)	(38,120)	(110,819)	(81,807)
Interest capitalization	(14,749)	(28,451)	(37,270)	(34,073)	(15,502)

Earnings	$1,616,946	$1,833,871	$1,829,606	$1,658,363	$1,412,423

Fixed Charges:
Portion of rents representative of the interest factor	9,082	8,996	9,032	9,052	8,869
Interest on indebtedness (including amortization of debt expense)	1,223,712	1,196,334	1,150,416	915,693	879,953
Interest capitalized	14,749	28,451	37,270	34,073	15,502
Loss on extinguishment of debt	—	20,330	—	—	—

Fixed Charges	$1,247,543	$1,254,111	$1,196,718	$958,818	$904,324

Ratio of Earnings to Fixed Charges	1.30x	1.46x	1.53x	1.73x	1.56x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income from continuing operations including income from noncontrolling interests and our share of income from 50% owned unconsolidated affiliates which have fixed charges, and our share of distributed operating income from less than 50% owned unconsolidated affiliates instead of our share of income from the less than 50% owned unconsolidated affiliates. There are generally no restrictions on our ability to receive distributions from our unconsolidated joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, losses on extinguishment of debt, and amortization of debt issuance costs.

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  Exhibit 12
SIMON PROPERTY GROUP, L.P. Computation of Ratio of Earnings to Fixed Charges (in thousands)